Exhibit (d)(3)

THE DREYFUS CORPORATION

200 Park Avenue

New York, New York 10166

October 31, 2017

BNY Mellon Absolute Insight Funds, Inc.

200 Park Avenue

New York, New York 10166

Re:	Expense Limitation − BNY Mellon Insight Broad Opportunities Fund

Ladies and Gentlemen:

The Dreyfus Corporation ("Dreyfus"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Insight Broad Opportunities Fund (the "Fund"), a series of BNY Mellon Absolute Insight Funds, Inc. (the "Company"), as follows:

Until November 1, 2018, Dreyfus will waive receipt of its fees and/or assume the expenses of the Fund so that the expenses of none of the classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 0.95% of the value of the Fund's average daily net assets. On or after November 1, 2018, Dreyfus may terminate this expense limitation at any time.

This Agreement may only be amended by agreement of the Company, on behalf of the Fund, upon the approval of the Board of Directors of the Company and Dreyfus to lower the net amounts shown and may only be terminated prior to November 1, 2018, in the event of termination of the Management Agreement between Dreyfus and the Company with respect to the Fund.

THE DREYFUS CORPORATION

By:
Bradley J. Skapyak
Chief Operating Officer

Accepted and Agreed To:

BNY MELLON ABSOLUTE INSIGHT FUNDS, INC.,

On Behalf of BNY Mellon Insight Broad Opportunities Fund

By:
James Windels
Treasurer